QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedule A)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	January 31, 2004	2004	03	25
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604) 689-3847	(604) 689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"James W. Tutton"	James W. Tutton	2004	03	25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2004	03	25

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(unaudited)

	January 31, 2004 $	July 31, 2003 $

ASSETS
Current
Cash and cash equivalents	1,682,915	398,115
Restricted cash (note 4)	--	27,684
Receivables	21,587	11,799
Due from related parties (note 6)	314	5,954
Prepaid expense	12,000	6,223

Total current assets	1,716,816	449,775

Mineral properties	1,586,706	1,474,700

Total Assets	3,303,522	1,924,475

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	71,055	79,903
Due to related parties (note 6)	60,638	31,042

Total liabilities	131,693	110,945

Shareholders' equity
Share capital issued (note 5)
24,599,306 common shares
(July 31, 2003 - 16,997,303)	10,341,952	8,722,470
Value assigned to options and warrants	83,667	34,300
Deficit	(7,253,790)	(6,943,240)

Total shareholders' equity	3,171,829	1,813,530

	3,303,522	1,924,475

On behalf of the Board:

"R.E.Gordon Davis"	"James Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited)

Three Months ended January 31,		Six Months ended January 31,
2004 $	2003 $	2004 $	2003 $

Expenses
Bank charges	494	120	767	260
Consulting	--	1,875	--	1,875
General exploration	--	--	--	3,083
Insurance	2,896	--	2,896	604
Investor relations	35,314	562	58,091	970
Legal, accounting and audit	3,929	200	5,429	1,200
Listing and filing fees	14,832	4,406	15,459	4,606
Management administration fee	4,500	4,500	9,000	9,000
Office	456	201	532	303
Other fees and taxes	--	--	834	--
Rent	3,000	3,000	6,000	6,000
Salaries	4,907	6,710	12,522	11,704
Shareholder relations	12,368	10,576	16,036	12,030
Telephone	4	7	6	11
Travel and accommodation	--	--	--	85
Transfer agents	4,035	5,784	5,325	8,343
Value assigned to consultants' options (note 5(c))	--	--	7,600	--

	(86,735)	(37,941)	(140,497)	(60,074)

Other income
Interest income	6,102	159	7,916	430
Foreign exchange gain	5,235	--	5,235	--
Write off of mineral property	(183,204)	--	(183,204)	--

	(171,867)	159	(170,053)	430

Loss for the period	(258,602)	(37,782)	(310,550)	(59,644)

Deficit, beginning of the period	(6,995,188)	(6,670,678)	(6,943,240)	(6,648,816)

Deficit, end of the period	(7,253,790)	(6,708,460)	(7,253,790)	(6,708,460)

Weighted average number of issued shares	20,581,795	11,050,238	20,273,222	11,033,648

Basic loss per share	(0.01)	(0.00)	(0.02)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

Three Months ended January 31,		Six Months ended January 31,
2004 $	2003 $	2004 $	2003 $

OPERATING ACTIVITIES
Loss for the period	(258,602)	(37,782)	(310,550)	(59,644)

Items not affecting cash:
Valuation of options issued to consultants	--	--	7,600	--
Mineral property written off	183,204	--	183,204	--

	(75,398)	(37,782)	(119,746)	(59,644)

Net Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(22,537)	2,570	(15,565)	3,540
Due from related parties	2,820	4,290	5,640	4,290
Accounts payable and accrued liabilities	48,350	(4,084)	(8,848)	(22,010)
Due to related parties	37,991	16,422	29,596	22,031

Cash used in operating activities	(8,774)	(18,584)	(108,923)	(51,793)

INVESTING ACTIVITIES
Mineral property costs	(204,480)	(21,795)	(295,210)	(55,657)

Cash used in investing activities	(204,480)	(21,795)	(295,210)	(55,657)

FINANCING ACTIVITIES
Shares issued for cash	1,599,946	--	1,709,600	--
Share issue costs	(48,351)	--	(48,351)	--
Deposits on share subscription	--	40,000	--	40,000

Cash provided by financing activities	1,551,595	40,000	1,661,249	40,000

Increase (decrease) in cash	1,338,341	(379)	1,257,116	(67,450)
Cash, beginning of the period	344,574	75,782	425,799	142,853

Cash, end of the period	1,682,915	75,403	1,682,915	75,403

Supplemental cash flow information (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

Consolidated Mineral Properties
for the six months ending January 31, 2004
(unaudited)

	Grand Bay (Canada) $	Geikie (Canada) $	Posh (Canada) $	Johnspine (Canada) $	Stucco (Canada) $	Rodeo (Mexico) $	Yerbabuena (Mexico) $	Santa Lucia (Mexico) $	Total $

Balance, beginning of year	192,866	491,007	183,204	561,947	12,176	33,500	--	--	1,474,700

Acquisition costs for the period	--	--	--	--	--	7,137	--	30,896	38,033

Assaying	--	524	--	--	--	10,702	17,312	--	28,538
Claim taxes	--	--	--	--	--	11,133	7,200	6,481	24,814
Consulting and contract services	--	--	--	--	--	--	--	--	--
Drafting salaries and consulting	--	--	--	--	--	2,943	5,205	1,401	9,549
Drilling	--	--	--	--	--	14,299	--	--	14,299
Finders fee	--	--	--	--	--	--	20,390	23,303	43,693
Geology salaries and consulting	--	5,013	--	--	--	8,823	9,996	4,646	28,478
Geophysics airborne and ground	4,000	--	--	--	--	--	--	6,441	10,441
Insurance	--	--	--	--	--	--	--	121	121
Labour and expediting	--	--	--	--	--	9,851	3,582	--	13,433
Living costs	--	3,911	--	--	--	704	911	1,400	6,926
Maps prints and film	--	--	--	--	--	13,529	16,785	20,088	50,402
Office expenses	--	239	--	--	--	145	1,263	474	2,121
Storage	--	3,600	--	--	--	--	--	--	3,600
Supplies	--	--	--	--	--	--	--
Travel and transportation	--	2,039	--	--	--	10,051	7,023	1,649	20,762

Exploration costs for the period	4,000	15,326	--	--	--	82,180	89,667	66,004	257,177

Mineral property costs written off	--	--	(183,204)	--	--	--	--	--	(183,204)

Balance, end of period	196,866	506,333	--	561,947	12,176	122,817	89,667	96,900	1,586,706

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the six months ended January 31, 2004

1.	Nature of operations

The company is in the process of acquiring and exploring gold and platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

The company will have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements of the company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company.

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Canplats de Mexico S.A. de C.V.

3.	Segmented information

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

			January 31, 2004

	Canada	Mexico	Total

Mineral properties	$1,277,322	$309,384	$1,586,706

			July 31, 2003

	Canada	Mexico	Total

Mineral properties	$1,441,200	$33,500	$1,474,700

4.	Restricted cash

Since October 2001, the company has raised a total of $582,000 in proceeds from the private placement of 3,045,000 flow-through shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of January 31, 2004, all proceeds raised had been spent.

5.	Share capital

(a)	Shares
During the quarter ending January 31, 2004, the Company completed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants. A finders fee of 7.5% (150,000 shares valued at $37,500) was paid in units on a portion of the placement and a finder’s fee of 5% cash ($42,500) and 10% in warrants (340,000 warrants valued at $65,000 with each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) was paid on a portion of the placement. The proceeds of the private placement are to be used for exploration, working capital and property acquisition investigations.

In addition to the private placement, for the six months ending January 31, 2004, the company issued 1,544,000 shares for proceeds of $308,800 pursuant to the exercise of common share purchase warrants. A further 508,000 common shares for proceeds of $50,800 were issued pursuant to the exercise of 508,000 agent’s options. At January 31, 2004, the company has 34,500 shares subject to escrow arrangements.

(b)	Warrants
At January 31, 2004, 3,964,000 share purchase warrants were outstanding at an exercise price of $0.20 and expiring on June 3, 2004. Also on this date, there were 242,000 in agent’s options outstanding. Each agent’s option is exercisable at $0.10 until June 3, 2005 into one unit, with each unit comprised of one common share and one warrant entitling the holder to acquire one common share at $0.20 until June 3, 2004. A further 5,890,000 share purchase warrants were outstanding at an exercise price of $0.40 and expiring on December 29, 2005, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants.

(c)	Stock options
During the six months ending January 31, 2004, 100,000 common share stock options were granted to consultants of the company. The fair value attributed to the 100,000 in stock options granted to consultants during the six months was $7,600 and this amount was expensed. Assumptions made in the pricing model used in arriving at this fair value are an average risk-free rate of 3.2%, expected life of 2 years, expected volatility of 142% and no expected dividends.

A further 305,000 common share stock options were issued on November 21, 2003 to employees and directors of the company. As permitted under Canadian Generally Accepted Accounting Principles, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $80,200 in respect of these 305,000 shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for the six months ending January 31, 2004 for stock options is as follows:

	2004 $	2003 $

Loss for the year
As reported	310,550	59,644
Compensation expenses	80,200	--

Pro forma	390,750	59,644

Basic and diluted loss
As reported	0.02	0.01
Pro forma	0.02	0.01

The fair value of stock options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2004 $	2003 $

Expected dividend yield (%)	nil	--
Average risk-free interest rate (%)	3.2	--
Expected life (years)	2.4	--
Expected volatility (%)	147	--

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

On November 21, 2003, the company agreed to amend 940,000 incentive stock options previously issued to certain directors, officers and employees of the company. All of the options were exerciseable at a price of $0.50 per share with a term expiring April 4, 2004. The amendment reduced the exercise price of the options to $0.35 per share and extended the term of the options by two years to April 4, 2006.

At January 31, 2004 the number of common share stock options outstanding were 1,345,000. Of these, 1,245,000 are priced at $0.35 and expire on April 4, 2006 and 100,000 are priced at $0.11 and expire on September 4, 2006.

6.	Related parties

(a)     For the six months ending January 31, 2004, the company had the following transactions with related parties:

(i)

Paid or accrued $75,913 (2003 — $37,898) in geological support, management and administration expenses from Silver Standard Resources Inc., a company in which two directors are also directors of the company and where there are common officers.

(ii)

The company has entered into mineral property option agreements and share an exploration office with East West Resources Corporation, a company whose president and a director is also a director of the company. During the current quarter, the option agreement with East West that related to the Posh property, was terminated. During the six months ended January 31, 2004, the company paid or accrued $5,640 (2003 — $Nil) relating to the exploration office.

(b)	Included in “Due to related parties” at January 31, 2004 is a $60,638 (2003 — $2,570) payable to Silver Standard Resources Inc.

(c)	Included in “Due from related parties” at January 31, 2004 is a $ 314 (2003 – $6,698) receivable from East West Resources Corporation.

(d)

The company has granted to Silver Standard Resources Inc. a right of first offer on all properties referred to the company by Silver Standard. Under the terms of the right of first offer, if the company intends to dispose of an interest in any referred property, the company must give Silver Standard the first opportunity to acquire the interest. The company’s Rodeo, Yerbabuena and Santa Lucia properties are subject to the right of first offer.

7.     Supplemental cash flow information

	Three Months ended January 31,		Six Months ended January 31,
	2004 $	2003 $	2004 $	2003 $

Non-cash financing activities:
Shares issued for mineral property	--	--	--	8,250
Shares issued for debt settlement	--	50,000	--	50,000
Deposits on share subscriptions	--	--	--	(106,000)
Share capital	23,233	--	23,233	106,000
Shares issued for finders' fees	37,500	--	37,500	--
Warrants issued for finders' fees	65,000	--	65,000	--
Finders' fees satisfied by issue of
shares and warrants	(102,500)	--	(102,500)	--
Value assigned to options and
warrants exercised	(23,233)	--	(23,233)	--
	--	50,000	--	58,250

Non-cash investing activities:
Shares issued for mineral property	--	--	--	8,250

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedules B & C)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	January 31, 2004	2004	03	25
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604) 689-3847	(604) 689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"James W. Tutton"	James W. Tutton	2004	03	25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2004	03	25

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Six Months Ended January 31, 2004

1.     Analysis of expenses and deferred costs:

      (a)      Mineral Property Costs: See Schedule “A” – Financial Statements.

      (b)     Investor Relations:

Six months ended January 31, 2004

Advertising	$ 7,469
Consulting (1)	43,000
Broker research services	3,307
Special projects	2,096
Website maintenance	750
Investor relations travel	759
Other	710

$58,091

(1)

In June 2003, the company retained G2 Consultants Corporation of Vancouver, B.C., to provide financial public relations services. Under the terms of the agreement, the company agreed to retain G2 Consultants for a one-year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. For the six months ending January 31, 2004, a total of $43,000 was paid to G2.

2.     Related Party Transactions: See Schedule “A” – Financial Statements.

3.     (a)     Securities Issued During the Six Months Ended January 31, 2004:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds $	Type of Consideration	Commission
Oct. 30, 2003	Common Shares	Agents Options	100,000	$0.10	$10,000	N/A	N/A
Oct. 31, 2003	Common Shares	Agents Options	100,000	$0.10	$10,000	N/A	N/A
Oct. 31, 2003	Common Shares	Warrant Exercise	452,500	$0.20	$90,500	N/A	N/A
Nov. 4, 2003	Common Shares	Agents Options	10,000	$0.10	$1,000	N/A	N/A
Nov. 6, 2003	Common Shares	Warrant Exercise	115,000	$0.20	$23,000	N/A	N/A
Nov. 10, 2003	Common Shares	Warrant Exercise	357,000	$0.20	$71,400	N/A	N/A
Nov. 18, 2003	Common Shares	Warrant Exercise	217,500	$0.20	$43,500	N/A	N/A
Nov. 25, 2003	Common Shares	Warrant Exercise	230,000	$0.20	$46,000	N/A	N/A
Dec. 5, 2003	Common Shares	Agents Options	298,000	$0.10	$29,800	N/A	N/A
Dec. 22, 2003	Common Shares	Warrant Exercise	5,000	$0.20	$1,000	N/A	N/A
Dec. 29, 2003	Common Shares	Private Placement	5,400,000(1)	$0.25	$1,350,000	Cash	$42,500
Dec. 29, 2003	Share Purchase Warrants	Private Placement	5,400,000(1)	--	--	--	--
Dec. 29, 2003	Common Shares	Finder's Fee	150,000(2)	$0.25	--	Finder's Fee	N/A
Dec. 29, 2003	Share Purchase Warrants	Finder's Fee	490,000(2)	--	--	Finder's Fee	--
Jan. 14, 2004	Common Shares	Agent's Warrants	5,000	$0.20	$1,000	N/A	N/A
Jan. 15, 2004	Common Shares	Warrant Exercise	85,000	$0.20	$17,000	N/A	N/A
Jan. 23, 2004	Common Shares	Warrant Exercise	40,000	$0.20	$8,000	N/A	N/A
Jan. 27, 2004	Common Shares	Warrant Exercise	37,000	$0.20	$7,400	N/A	N/A

(1)

The company closed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants.

(2)

Finders’ fees of 150,000 units at $0.25, 340,000 warrants and $42,500 in cash were paid in connection with the Private Placement. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants.

    (b)     Options Granted During the Six Months Ended January 31, 2004

Number	Exercise Price	Expiry Date
305,000	$0.35	April 4, 2006

4.     Summary of Securities as at January 31, 2004:

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding Amount	24,599,306 common shares $10,341,952

    (c)

Options Outstanding (3)
Number	Exercise Price	Expiry Date
940,000	$0.35 (1)	April 4, 2006 (1)
305,000	$0.35	April 4, 2006
100,000	$0.11	September 4, 2006
1,345,000

Share Purchase Warrants Outstanding (3)
Number	Exercise Price	Expiry Date
3,964,000	$0.20	June 3, 2004
5,890,000	$0.40 (2)	December 29, 2005
9,854,000

(1)

On November 21, 2003, the company agreed to amend 940,000 incentive stock options previously issued to certain directors, officers and employees of the company. All of the options were exerciseable at a price $0.50 per share with a term expiring April 4, 2004. The amendment reduced the exercise price of the options to $0.35 per share and extended the term of the options by two years to April 4, 2006.

(2)	Each warrant may be subject to forced conversion if the common shares trade at or above $0.60 for 20 consecutive days after April 28, 2004 on the TSX Venture Exchange.

(3)

In addition, at January 31, 2004, 242,000 agent’s options were outstanding. Each agent’s option is exercisable until June 3, 2005 into one unit with each unit comprised of one common share and one warrant entitling the holder to acquire one common share for $0.20 until June 3, 2004.

(d)     Total number of securities in escrow:     34,500 common shares

         Total number of securities subject to a pooling agreement:    Nil

5.	List of Directors and Officers as at March 25, 2004:

Directors:

R.E. Gordon Davis Robert A. Quartermain James W. Tutton

Officers:

	R.E. Gordon Davis Ross A. Mitchell Kenneth McNaughton Linda J. Sue Joseph J. Ovsenek	President, CEO & Chairman Vice President, Finance Vice President, Exploration Corporate Secretary Assistant Corporate Secretary

CANPLATS RESOURCES CORPORATION
SCHEDULE “C” — MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months ended January 31, 2004

To the Shareholders:

In the second quarter ending January 31, 2004, significant progress has been made on the company’s gold properties in Mexico.

On the Rodeo property in Durango state, surface sampling and mapping provided better definition for drill targets within the West Vein Swarm. A reverse circulation drill program, which started in late January, intersected significant gold values across good widths near surface. A strike length of 150 metres was tested within the silica cap of an extensive epithermal vein system. Results from this first phase of drilling have been reported in two press releases in February. A 1,500-metre diamond drill program, which will follow-up these encouraging results by testing both down-dip and along strike from the earlier intersections, commenced in late March. Surface mapping and sampling are continuing to outline targets for trenching and drill testing along several kilometers of epithermal vein and breccia systems on the property.

The Santa Lucia property in Baja California Norte, which was acquired last October, is believed to be highly prospective for bulk mineable epithermal gold mineralization. The model for our exploration is the Mesquite Mine located 75 kilometres to the northeast in Imperial County, California. In the past few months, geological mapping, geochemical sampling and a gravity geophysical survey have identified drill targets to be tested in May of this year.

The Yerbabuena property in Durango state, 50 kilometers north of Rodeo, has geological and mineralization characteristics similar to Rodeo and is expected to present a number of drill targets following more detailed surface surveys. Preliminary mapping and sampling were carried out in the quarter. The next phase of exploration will include development of an access road and trenching in an area of well-mineralized gold bearing boulders near bedrock.

The $1,350,000 financing closed in December 2003, which together with the exercise of warrants and options from an earlier financing has provided ample funds to complete the programs planned over the next several months and programs to follow-up on favourable results.

Management Discussion and Analysis

Results of Operations

During the three months ending January 31, 2004, the company incurred a loss of $258,602 compared to a loss of $37,782 in the comparable period in the prior year. For the six months, the loss was $310,550 compared to a loss of $59,644 in the prior year. Increased activities and the write-off of the Posh property were the main reason for the increase in the loss.

Expenditures on investor relations during the current quarter were $35,314 compared to $562 in the comparable quarter in 2003. This increase relates to the entering into a contract with an arm’s length firm, to provide financial and public relations services to the company starting in June 2003. A total of $22,500 was paid to the firm in the quarter. On a year-to-date basis, the company has spent $58,091 on investor relations compared to $970 in the comparable period in 2003. Listing and filing fees for the three months ending January 31, 2004 and the year-to-date were $14,832 (2003 — $4,406) and $15,459 (2003 — $4,606), respectively. The large increase in fees in the current quarter relates to the private placement that closed during the quarter.

Interest income for the quarter was $6,102 compared to $159 in the comparable quarter in 2003, reflecting higher income from the funds received on the private placement. The company commenced the quarter with $344,574 in cash and cash equivalents and ended the quarter with $1,682,915.

During the current quarter, the company gave notice to East West Resource Corporation, a related company whose president and a director is also a director of the company, that it was terminating its option agreement on the Posh property in Canada. The company wrote off its entire $183,204 investment in this property during the quarter. There were no comparable property write-offs in 2003.

Liquidity and Capital Resources

Cash flow from operating activities was a usage of $8,774 during the quarter compared to a usage of $18,584 in the comparable quarter of 2003. For the six months, the usage was $108,923 compared to a usage of $51,793 in 2003. Greater activities were the main reasons for this increase in usage of funds for operating activities.

Total cash invested in mineral property costs, including acquisitions, was $204,480 during the quarter. This compared to $21,795 spent on mineral properties in the comparable period in 2003, reflecting increased activities. For the current quarter, the company incurred cash expenditures of $89,317 at its Rodeo property, $89,667 at Yerbabuena and $96,900 at Santa Lucia. All these properties are in Mexico reflecting the company’s refocus on gold property opportunities in this country.

During the quarter ending January 31, 2004, the Company completed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants. A finders fee of 7.5% was paid in units on a portion of the placement and a finder’s fee of 5% cash and 10% warrants (each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) was paid on a portion of the placement. The proceeds of the private placement are to be used for exploration, working capital and property acquisition investigations. In addition to the financing, a total of $359,600 was received during the quarter on the exercise of warrants and agent’s options. Cash costs paid relating to the financing were $48,351.

At the end of the quarter, working capital stood at $1,585,123 compared to $338,830 at July 31, 2003. The ability of the company to continue as a going-concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Investor Relations

During the quarter, a total of $22,500 (year-to-date — $43,000) was paid to G2 Consultants Corporation of Vancouver, B.C. to provide financial public relations services. Under the terms of the agreement, the company agreed to retain G2 Consultants for a one year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. The company will pay G2 Consultants up to $8,500 per month, plus approved expenses solely in cash, for financial public relations services, communications materials and travel. The company is at arm’s length with G2 Consultants. During and subsequent to the end of the quarter, G2 Consultants provided investor relations services including arranging meetings with various financing and retail broker groups.